

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Manuel Brocke-Benz
Chief Executive Officer
VWR Corporation
100 Matsonford Road
Randor, Pennsylvania 19087

> **Re: VWR Corporation**
> **Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-196996**

Dear Mr. Brocke-Benz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

4. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

   • "We have the #1 market share position in Europe with the broadest Pan-European platform and the #2 market share position in North America in the $39 billion global laboratory products market," pages 1, 55 and 87.

   • "Forecast 2014 growth rates within the foregoing industries are expected to be approximately 5.0%," pages 3 and 90.

   • "We have the broadest Pan-European platform…," pages 4, 91, 104 and 107

   • "We have the #1 market position in Europe and the #2 market position in North America in the $39 billion global laboratory products market," pages 4 and 91.

   • "We are the primary supplier of laboratory products to many Fortune 500 and leading European companies, including a majority of the world's 20 largest pharmaceutical companies as well as leading academic institutions," pages 5 and 91.

5. We note references throughout your filing to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Frost & Sullivan on pages 3 and 88 and R&D Magazine on pages 3 and 90. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Prospectus Summary, page 1

Our Company, page 1

6. We note your disclosure of the number of customer orders per day and the average order size disclosed in the second full paragraph on page 2. Please tell us your consideration of disclosing and discussing these metrics in Management's Discussion and Analysis of Financial Condition and Results of Operations for each period presented.

Summary Risk Factors, page 7

7. Please revise your disclosure to include the risks related to your relationship with Madison Dearborn Partner as well as your dependence on dividends, distributions and advances of funds from your subsidiaries to meet your obligations.

8. Please balance your summary by disclosing your debt, which stood at approximately $2.86 billion as of March 31, 2014.

Our Sponsors, page 8

9. Please revise your disclosure to discuss the agreements you have with your Sponsors, such as the Management Services Agreement. Please also disclose the amount(s) that your Sponsor will receive in conjunction with this offering.

10. Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsors.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 12

11. The chronological order of the historical financial data should be consistent with the chronological order of your financial statements presented elsewhere in the prospectus. Please revise so that the audited financial statements and other financial data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Please refer to ASC 205-10-S99-9.

12. Please disclose the effective tax rate used to determine the income tax benefits of pre-tax adjustments in footnote (ii) on page 16.

Selected Historical Consolidated Financial Data, page 52

13. We note you intend to pay a dividend in an amount not to exceed $25 million to VWR Holdings prior to the completion of the offering. Please note that pro forma per share data for the latest year and interim period should be presented giving effect to the number of common shares whose proceeds would be necessary to pay the dividend to the extent the amount exceeds earnings during the previous 12 months. If applicable, please revise footnote 5 on page 54 to include such shares.

Management's Discussion & Analysis, page 55

14. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we

note your disclosure on pages 62, 66, and 70 that net sales in the Americas segment has decreased in comparison to prior periods, in part, as a result of decreases in sales to specific customers or customer segments. For example, we note your disclosure on page 62 that "net sales in [y]our Americas segment for the three months ended March 31, 2014 decreased $11.4 million or 2.0% compared to the prior period…[and] net sales to educational and governmental customers decreased by high single-digit rates." We also note your disclosure on page 70 that "[n]et sales in [y]our Americas segment for the year ended December 21, 2012 decreased… [t]he majority of the decline is due to the loss of a global pharmaceutical customer in 2012." Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 61

Critical Accounting Policies and Estimates, page 82

15. Please disclose why each of your significant accounting estimates or assumptions bear the risk of change. If your estimates and assumptions are reasonably likely to change in the future based on other outcomes that are reasonably likely to occur and would have a material effect, please disclose and quantify the impact that could result given the range of reasonably likely outcomes.

Business, page 87

Suppliers, page 102

16. Please reconcile for us your statement that "[you] do not believe that [you] are substantially dependent on any supplier or any group of suppliers" with your disclosure on page 19 and throughout your filing that "Merck KGaA and its affiliates…accounted for approximately 10% of our net sales in 2013" and on page 20 that "[t]he loss of one or more of [y]our large suppliers…could have a material adverse effect on [y]our business, financial condition and results of operations."

Executive Compensation, page 120

17. We note on page 126 that the Compensation Committee made a discretionary payment under the Management Incentive Plan "in recognition of the fact that payments were not made under the MIP in 2012 in light of challenging macroeconomic factors." Please disclose what the Committee considered in making its determination.

18. We note that you have provided the weighted percentage of each component of the Management Incentive Plan for 2013. However, you have not provided the targets for the year-to-year improvements in working capital metrics and Employee Net Promoter

Score that your named executive officers need to achieve. Please disclose these targets and actual results of each metric or tell us why it is impracticable to provide this information. Refer to Item 402(b)(2)(v) of Regulation S-K.

Certain Transactions, page 146

19. In an appropriate place in this disclosure, please discuss how you intend to resolve conflicts as it relates to potential acquisition opportunities considering those opportunities are likely to be presented to the same individuals that serve in senior capacities for both companies. In this regard, we note your stated intent to pursue other acquisition opportunities. For example, on page 7 that "[you] expect to continue to benefit from a robust pipeline of acquisition opportunities."

Consolidated Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page F-7

(6) Debt and Capital Lease Obligations, page F-11

(a) Senior Secured Credit Facility, page F-11

20. Please tell us whether you accounted for the amendment of the credit facility as an extinguishment or modification and the facts that support your accounting. Please refer to ASC 470-50-40-10.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-24

(3) Summary of Significant Accounting Policies, page F-26

(c) Inventories, page F-26

21. Please disclose the types of costs included in inventories. Please refer to Rule 5-02-6(b) of Regulation S-X.

(h) Revenue Recognition, page F-28

22. We note your disclosure that certain arrangements to provide on-site storeroom services contain multiple elements and you recognize revenue separately for each element based on the fair value of the element provided. Please tell us the nature of the multiple deliverables included in the on-site storeroom services and your basis for allocating

consideration to the separate units of accounting based on fair value rather than the relative selling price method. Refer to ASC 605-25-30-2 through 30-5.

(j) Insurance, page F-29

23. We note your disclosure that you record accruals for incurred claims with respect to self-insured risks, which taken together with the deductible levels and exclusions contained within your third party programs, results in recording accruals for incurred claims. Please tell us whether your accruals include losses from incurred but not reported claims and incidents when the loss is both probable and reasonably estimable, and revise your disclosure to disclose your accounting policy for such claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14.

(5) Acquisitions, page F-30

24. Please tell us your consideration of disclosing the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the consolidated statement of operations in which those costs are recognized. Refer to ASC 805-10-50-2(e).

(7) Goodwill and Other Intangible Assets, page F-33

25. Please tell us why the amounts of goodwill attributable to acquisitions are different from the amounts disclosed in note (5), as well as Note (5) to your unaudited financial statements.

(10) Debt, page F-36

26. We note the indentures governing your senior notes and senior subordinated notes limit the ability of your subsidiary to pay dividends. As such, it appears that you should provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Please tell us the restricted net assets of consolidated subsidiaries and, if applicable, describe the nature of the restrictions on the ability of your subsidiary to transfer funds to you in the form of dividends, loans or advances in more detail and disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(3) of Regulation S-X.

(13) Share-Based Compensation Related to Parent, page F-48

27. Please tell us how the fair value of Holdings' equity units used in the valuation of unit-based awards is determined, including a description of the methods and assumptions used in estimating the fair value of the units. Please also tell us and disclose the fair value of the equity units underlying unit-based awards granted during 2013 and the subsequent interim period.

28. Please tell us how you accounted for the adjustments to the incentive units approved in February 2014 and the basis in GAAP for your accounting.

(16) Benefit Programs, page F-54

29. Please provide a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption for your defined benefit plans, such as: (a) the general approach used; (b) the extent to which the overall rate-of-return-on-assets assumption was based on historical returns; (c) the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns; and (d) how those adjustments were determined. Refer to ASC 715-20-50-1(d)(5)(iii).

30. Please tell us your consideration of disclosing the method used to calculate the market related value of plan assets as defined in ASC 715-30-20 for your U.S. and non-U.S. defined benefit plans.

31. Please tell us your consideration of disclosing the information required by ASC 715-80-50 regarding the multi-employer pension plan.

(18) Income Tax Provision or Benefit, page F-60

(a) Income Tax Provision or Benefit, page F-60

32. We reference your disclosure regarding the change in valuation allowance for the years ended December 31, 2013, 2012 and 2011 which excludes valuation allowances recognized with respect to other items as described in the third paragraph on page F-62. Please disclose the total net change during the year in the valuation allowance. Refer to ASC 740-10-50-2.

(21) Segment Financial Information, page F-65

33. Please disclose revenues from external customers for each group of similar products and services unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Please refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director